Gentor Resources Inc.

PRESS RELEASE

Gentor Provides Corporate Update

Toronto, Canada – August 15, 2014 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces that it has called an annual and special meeting of shareholders of the Company (the "Meeting") to be held on September 5, 2014. At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, to authorize by means of a special resolution, the consolidation of the issued and outstanding common shares of the Company at a ratio of either two to one or three to one (the "Share Consolidation"), with one of the two said ratios to be selected and implemented by the board of directors of the Company (the "Board") in its sole discretion.

The Board has determined that it would be in the best interests of the Company to carry out the Share Consolidation in order to assist in attracting additional capital for the Company. After giving effect to the Share Consolidation and based on the number of common shares of the Company which are currently outstanding (which is 72,253,840 common shares), the Company will have either approximately 36,126,920 (if the two to one ratio for the Share Consolidation is selected by the Board) or 24,084,613 (if the three to one ratio for the Share Consolidation is selected by the Board) common shares issued and outstanding, subject to the rounding of fractional shares pursuant to the Share Consolidation. The Company’s name will not be changed in conjunction with the Share Consolidation. Shareholder approval and the acceptance of the TSX Venture Exchange are required in order to carry out the Share Consolidation.

About Gentor

Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.